Computershare

82-4351

Computershare Trust Company of Canada
1500 University Street Suite 700
Montreal Quebec
H3A 3S8
Telephone 514-982-7888
Facsimile 514-982-7635
www.computershare.com

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04045330

Laura Mastrogiuseppe
Relationship Manager
Stock Transfer
Direct line : (514) 982-7888 Ext. 7178
Direct fax : (514) 982-7580
laura.mastrogiuseppe@computershare.com

September 23, 2004

SUPPL

BY COURIER

United States Securities & Exchange Commission
Office of International Corporate Finance
Stop 3 - 9
450 - 5th Street N.W.
Washington, D.C. USA 20549

Y/Ref.: 9969-5

RE: PROMATEK INDUSTRIES LTD.
Annual General Meeting of Shareholders

Dear Sirs:

Please be advised of the following Record and Meeting dates in respect to the Annual Meeting of Shareholders of the subject Company:

Record Date:	**November 5, 2004**
Meeting Date:	**December 14, 2004**
Place of Meeting:	**Montreal, Quebec**

Do not hesitate to contact the undersigned should you need additional information with respect to the foregoing.

Yours very truly,

Laura Mastrogiuseppe

LM/sc

c.c.: Promatek Industries Ltd.
Mr. Gordon Levine, Kugler Kandestin & Associates
glevine@kugler-kandestin.com

dw 10/5